

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Joseph G. Taylor
Chief Financial Officer
Brinker International, Inc.
3000 Olympus Blvd
Dallas, Texas 75019

  Re: Brinker International, Inc.
   Form 10-K for the Year Ended June 29, 2022
   Filed August 26, 2022
   Form 8-K Furnished February 1, 2023
   File No. 001-10275

Dear Joseph G. Taylor:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services